UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Cortex Automation Inc.

Legal status of Issuer:

      Form:

Corporation

      Jurisdiction of Incorporation/Organization:

Delaware

      Date of Organization:

May 5, 2014

Physical Address of Issuer:

791 Tremont Street, Unit W516, Boston, MA 02118, United States

Website of Issuer:

https://www.meetcortex.com/

Current Number of Employees:

7 full-time employees.

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$297,302	$463,614
Cash & Cash Equivalents	$250,621	$278,126
Accounts Receivable	$61,908	$183,788
Short-term Debt	$53,659	$109,733
Long-term Debt	$100,000	$100,000
Revenues/Sales	$291,190	$505,977
Cost of Goods Sold*	$87,415	$81,437
Taxes Paid	$456	$0
Net Income/(Net Loss)	$(1,052,674)	$(470,469)

*Cost of Revenues

Table of Contents


April 7, 2022

Cortex Automation Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Cortex Automation Inc. ("**Cortex**" the "**Company**," "**we**," "**us**", or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.meetcortex.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 7, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe,"

"may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Brennan White
(Signature)

Brennan White
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Brennan White
(Signature)

Brennan White
(Name)

Director
(Title)

April 7, 2022
(Date)

/s/Matthew Peters
(Signature)

Matthew Peters
(Name)

Director
(Title)

April 7, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 7, 2022

Cortex Automation Inc.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Cortex Automation Inc. offers a SaaS platform that uses artificial intelligence (AI) and machine learning to enable advertisers to make better creative decisions regarding their visual content. By providing a new type of content analytics to our customer, we empower them to build more effective campaigns and allow them to de-risk their advertising budgets. The Company was incorporated as a corporation in Delaware on May 5, 2014.

The Company is located at 791 Tremont Street, Unit W516, Boston, MA 02118, United States.

The Company's website is https://www.meetcortex.com.

The Company is headquartered and qualified to conduct business in Massachusetts. The Company also sells its products and services through the Internet and throughout the United States and internationally.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably on a consistent basis. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected in 2020 related to the COVID-19 crisis. Conditions have eased in 2021. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and

services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

Our technology infrastructure involves several third-party software services.

In particular, our technology infrastructure involves several third-party software services including Amazon Web Services, Google, GitHub, Hubspot and others. Additionally, the Company's internal communication involves third-party tools including Slack and Google Apps. The Company is also dependent on third party social media platforms to increase exposure and brand awareness. Costs of cloud infrastructure and other third-party software services could increase at an unexpected rate and make operating the business become more unsustainable.

Many aspects of our software rely on third-party data sources.

We rely on third-party data sources, such as Facebook and Instagram. If those data sources were to become unavailable or were to have significant costs required for their continued access, it may have an adverse effect on the Company. Our current plans and projections assume maintaining access to third-party data and being able to establish partnerships that give us access to new data, but there is no guarantee that we will be able to form those data partnerships.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, its board of directors, and key employees.

We are dependent on our executive officers, board of directors and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss any or all of our executive officers, board of directors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult

for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse

effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Description of the Business

Cortex offers a B2B SaaS platform that uses AI and machine learning to enable advertisers to make better creative decisions regarding their visual content. By providing a new type of content analytics to our customers, we empower them to build more effective campaigns and allow them to de-risk their advertising budgets.

Business Plan

The Company plans to significantly expand its business by investing in technology and product development, increasing sales, marketing and advertising and hiring additional experienced executives. The Company is not currently profitable and aims to achieve profitability on a monthly basis within two (2) years. The capital we have raised will empower us to focus on scaling sales, continue to optimize our go-to-market strategy and scale our data.

The Company's Products and/or Services

Product / Service	Description	Current Market
Cortex Studio	SaaS content analytics	B2B software for advertisers at companies ranging from small startups to some of the largest enterprises in the world.
Cortex Image Scoring API	API for integration of content performance predictions into other systems.	Currently testing with brand and agency partners.

Competition

The markets in which our products are sold are highly competitive. There are several competitors in the marketplace that are attacking this new and exciting opportunity, though there are varying approaches being taken on how to bring value to customers. The Company's main competitors are as follows: (i) Pattern89, which predicts creative performance with artificial intelligence; (ii) Viralspace, which uses artificial intelligence to help marketers make data-driven decisions about their images and videos; and (iii) Youscan, which is an AI-powered social medial intelligence platform with image recognition capabilities. The Company differentiates itself through technology that allows value to be gained throughout the strategic and creative process.

Customer Base

Our platform is a web-based software used primarily by advertising professionals at companies as well as agencies. Users are often specifically focused on social and digital marketing and advertising. Clients range from small startups to Fortune 500 brands. The Company has proved successful at working with large brands like Toyota, Marriott, Kao, L'Oreal, Ben & Jerry's, and several others.

Supply Chain

Although the Company is dependent upon certain third-party vendors, particularly API providers, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
4761712	"CORTEX"	Standard Character Mark	May 27, 2014	June 23, 2015	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://www.meetcortex.com domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Brennan White	Chief Executive Officer, Co-Founder and Director	CEO and Co-Founder of Cortex Automation Inc., 2015 – Present Responsible for growing the team, setting quarterly, annual and long-term goals, vision and strategy, fundraising, thought leadership, sales and overall CEO duties	Vassar College, B.A., Music, 2005
Matthew Peters	Chief Customer Officer, Co-Founder and Director	CCO and Co-Founder of Cortex Automation Inc., 2014 – Present Responsible for customer success, product leadership, employee training, strategy and financial, legal and operational matters CEO and Founder of Pandemic Labs, 2007 – 2018 Responsible for overall company vision and direction as well as leading all creative and strategic direction for key clients	Emory University, B.A., Creative Writing, 2005
Dimitry Kudryavtsev	Vice President of Engineering	Vice President of Engineering of Cortex Automation Inc., 2014 – Present Oversees engineering and is responsible for software architecture, team management and development	University of Buffalo, Masters, Computer Science, 2005; University of Buffalo, B.S., Computer Engineering, 2005
Herman Uscategui	Senior Vice President, Strategic Ventures	Senior Vice President, Strategic Ventures, Cortex Automation Inc., 2018 – Present Responsible for strategic ventures and international business development	Temple University Japan, Master in Economics, 1991; University of Tokyo, PhD Scholar, Engineering, 1988; Saitama University/ University of

			Tokyo, Master in Engineering, 1986;
Adam Krapish	Head of Product	Head of Product of Cortex Automation Inc., 2021 – Present

Work directly with the CEO, department heads and clients to develop product plans and define the Company's roadmap; oversees UX design and QA

Director of Product at Knoq, 2018 – 2020

Defined product changes that lead to product market fit for Knoq; established the original customer success, training and UX teams

Head of Product at Springboard Retail, 2016 – 2018

Built and defined the full lifecycle product development process and built a QA and UX team to establish the first product team | Villanova University, B.S., Finance, 1999 |

Biographical Information

Brennan White: Brennan is the CEO and Co-Founder of the Company. After graduating Vassar College in 2005, Brennan entered the software space as a sales and marketing guy. After two years, Brennan founded Pandemic Labs, the U.S.'s first social media content agency where he was Managing Director. In 10 years leading Pandemic's operations side, Brennan saw Pandemic land on the Inc 5000 list of fastest growing companies in America and win dozens of marketing and advertising awards for their clients. Upon starting the Company, Brennan further refined his focus on building capital efficient companies.

Matthew Peters: Matt is the Chief Customer Officer and Co-Founder of the Company. He has been working in marketing for well over a decade. As the founder and Creative Director of one of the world's most respected content marketing agencies, Pandemic Labs, Matt built award-winning strategies for best-in-class brands such as Puma, Canon, The Ritz-Carlton, DirecTV, Au Bon Pain, and The Utah Office of Tourism. After nearly 10 years as a Creative Director, Matt co-founded the Company. As Chief Customer Officer at the Company, Matt focuses on operations, product vision, customer success, and establishing thought-leadership in the new age of marketing where the best marketing teams will be the ones that ensure every piece of content is tailored to their audiences needs and desires.

Dimitry Kudryavtsev: Dimitry is the Vice President of Engineering for the Company. He has extensive experience building technology teams and culture in a startup environment. Previously, Dimitry was a tech-leader of multiple research and development projects that applied computer intelligence technologies to develop mission-relevant tools for the U.S. Department of Defense.

Herman Uscategui: Herman is the Senior Vice President of the Company in charge of Strategic Ventures. Prior to joining the Company, Herman led Starbucks to develop global alliances and new markets across four continents. Herman is a PhD Scholar from the University of Tokyo and also holds a Masters in Engineering from Saitama University and a Masters in Economics from Temple University Japan. He is fluent in several languages.

Adam Krapish: Adam is the Head of Product for the Company. Prior to joining the Company, Adam worked as Head of Product at Knoq. Prior thereto, he was Head of Product at Springboard Retail. Adam is an accomplished startup

leader who has excelled at building teams and taking businesses from concept to exit. He has over 15 years of experience in building marketing software used by some of the largest brands in the world, including Cisco, VMWare and Intel.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 3,508,714 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). Of the Preferred Stock, (i) 1,307,283 shares have been designated as Series Seed-1 Preferred Stock (the "**Series Seed-1 Preferred Stock**"), (ii) 344,564 shares have been designated as Series Seed-2 Preferred Stock (the "**Series Seed-2 Preferred Stock**"), (iii) 70,041 shares have been designated as Series Seed-3 Preferred Stock (the "**Series Seed-3 Preferred Stock**"), and (iv) 1,786,826 shares have been designated as Series Seed-4 Preferred Stock (the "**Series Seed-4 Preferred Stock**"). Additionally, the Company has established the 2014 Stock Option and Grant Plan for which 1,000,000 shares are authorized for issuance thereunder. At the filing of this Form C-AR, 4,638,927 shares of Common Stock and 3,052,952 shares of Preferred Stock will be issued and outstanding. Additionally, the Company has 590,925 options to purchase Common Stock issued and outstanding and an additional 95,680 options available for issuance under the 2014 Stock Option and Grant Plan.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	4,638,927
Par Value Per Share	$0.0001
Voting Rights	1 vote per share*
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

*The holders of Common Stock are entitled to elect two (2) directors to the Company's Board of Directors.

Type	Preferred Stock
Amount Outstanding	3,052,952
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None

Other Rights	(a) Right to receive dividends equal to Original Issue Price per share payable when declared (non-cumulative)
	(b) Liquidation Preference equal to Original Issue Price per share plus any dividends declared but unpaid, or an amount per share that would have been payable had all shares of Series Seed-1 Preferred Stock been converted into Common Stock;
	(c) Right to convert into Common Stock at any time at Original Issue Price per share (subject to adjustments);
	(d) Automatic conversion into Common Stock upon a public offering or upon written consent of the requisite holders;
	(e) Original Issue Price:
	    (i) Series Seed-1 Preferred Stock: $0.5597 per share
	    (ii) Series Seed-2 Preferred Stock: $0.7696 per share
	    (iii) Series Seed-3 Preferred Stock: $0.9514 per share
	    (iv) Series Seed-4 Preferred Stock: $1.1193 per share

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Preferred Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	590,925
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

Type	Warrant to Purchase Common Stock
Shares Issuable Upon Exercise	100,000
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to purchase Common Stock which may dilute the Security.

Type/Class of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$747,689
Conversion Terms	Valuation cap of $20,000,000 for Standard Investors and $18,000,000 for Early Investors; Discount of 15%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd SAFEs which may dilute the Security.

Outstanding Debt

The Company has the following debt outstanding:

Type	Reverse Based Financing Agreement
Amount Outstanding	$100,000
Interest Rate and Amortization Schedule	See below in Other Material Terms
Description of Collateral	Secured
Other Material Terms	In return for the investment of $100,000 and the valuable growth services from RevUp, Cortex agrees to pay 6% of revenue as Revenue Share Payments for a specified amount of time (three years of minimum monthly revenue share) or until a total amount of $600,000 less principal and interest amounts has been paid.
Maturity Date	November 3, 2022

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$20,000	325,532	General Operations	January 16, 2021	Section 4(a)(2)
Preferred Stock	$419,995	375,230	Product Development and Sales	August 11, 2020	Section 4(a)(2)
Preferred Stock	$1,069,865	955,834	Product Development and Sales	April 30, 2021	Reg. CF
Convertible Notes*	$165,000	3	General Operations	January 24, 2020; February 1, 2020; March 5, 2020; June 3, 2020;	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$747,689	1,024	General Operations	February 23, 2022	Reg. CF

*Converted into Preferred Stock, along with all other outstanding Company convertible notes, on August 11, 2020.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Brennan White	2,000,000 shares of Common Stock	26.00%
Matthew Peters	2,000,000 shares of Common Stock	26.00%

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Cortex Automation Inc. (the "**Company**") was incorporated on May 5, 2014 under the laws of the State of Delaware, and is headquartered in Boston, MA.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2022, the Company had an aggregate of $553,000 in cash and cash equivalents, leaving the Company with approximately 7 months of runway based on current cash and receipt of additional proceeds from the Company's February 2022 Regulation CF offering.

Liquidity and Capital Resources

In February 2022, the Company completed an offering pursuant to Regulation CF and raised approximately $747,689.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit B</u> for subsequent events and applicable disclosures.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(1) The mother of Brennan White, the Company's CEO and Co-Founder, participated in the Company's prior Regulation CF offering by investing $50,000 in February 2021.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 7, 2022

Cortex Automation Inc.



Cortex

Profit and Loss

January - December 2021

	TOTAL
Income	**$291,190.34**
Cost of Goods Sold	**$87,414.97**
GROSS PROFIT	**$203,775.37**
Expenses	
Advertising & Promotion	**155,514.95**
Bank Service Charges	5,093.00
Commissions	14,250.00
Commissions for We Funder Expense	80,239.88
Computer & Internet Expenses	**81,192.11**
Contractor Expense	13,300.00
Dues and Subscriptions	7,576.47
Gifts	74.87
Insurance Expense	**30,642.97**
Marketing	22,977.34
Meals and Entertainment	3,095.77
Office Supplies	967.26
Payroll Expenses	**695,507.27**
Professional Fees	**161,285.26**
Rent Expense-Vietnam	7,644.00
Royalty Payments	12,068.70
Stripe Processing Fee	778.61
Taxes	456.00
Travel Expense	403.97
Vietnam Engineering	85,763.00
Total Expenses	**$1,378,831.43**
NET OPERATING INCOME	**$ -1,175,056.06**
Other Income	
PPP Loan Other Income	122,382.00
Total Other Income	**$122,382.00**
NET OTHER INCOME	**$122,382.00**
NET INCOME	**$ -1,052,674.06**

Cortex

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$250,621.24
Accounts Receivable	$61,908.42
Other Current Assets	$ -15,228.07
Total Current Assets	**$297,301.59**
Fixed Assets	**$0.00**
TOTAL ASSETS	**$297,301.59**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	$11,219.20
Credit Cards	$13,797.60
Other Current Liabilities	$28,642.50
Total Current Liabilities	**$53,659.30**
Long-Term Liabilities	
Accrued Con Debt Interest	0.00
Cares Act Payroll Loan	0.00
Cares Act Payroll Loan-2	0.00
Convertible Debt	**0.00**
Investment #13 Rev Up	100,000.00
Total Long-Term Liabilities	**$100,000.00**
Total Liabilities	**$153,659.30**
Equity	**$143,642.29**
TOTAL LIABILITIES AND EQUITY	**$297,301.59**